------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0104
                                                  Expires:    December 31, 2001
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
================================================================================
1. Name and Address of Reporting Person*

     AlliedSignal Inc.
--------------------------------------------------------------------------------
   (Last)               (First)                 (MI)


     101 Columbia Road,
     P.O. Box 4000
--------------------------------------------------------------------------------
     (Street)

     Morristown, New Jersey 07962-2497
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)


     6/4/99
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

     22-2640650
================================================================================
4. Issuer Name and Ticker or Trading Symbol

     Honeywell Inc.      HON
================================================================================
5 Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


================================================================================
7. Individual or Joint/Group Filing
   (Check Applicable Lines)

   [ X ]   Form Filed by One Reporting Person
   [   ]   Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                               75,000                        I                  By Allied Capital Management LLC
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instructions 5(b)(v).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

                         (see       (see
Option (contingent       explana-   explana-        Common Stock,
right to buy)            tion of    tion of         par value
(see explanation         responses  responses       $1.50
of responses below)      below)     below)          per share            25,241,518          $109.453         D

====================================================================================================================================

Explanation of Responses:

   On June 4, 1999, Honeywell Inc. (the "Issuer"), AlliedSignal Inc. (the "Reporting Person") and Blossom Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of the Reporting Person, entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with and into the Issuer, with the Issuer being the surviving corporation in such merger and becoming a wholly owned subsidiary of the Reporting Person. In connection with the Merger Agreement, the Issuer and the Reporting Person entered into a Stock Option Agreement (the "Option Agreement"), dated as of June 4, 1999, pursuant to which the Issuer granted the Reporting Person an option (the "Option") to purchase up to 25,241,518 shares of common stock of the Issuer. The Option may only be exercised if the Merger Agreement is terminated under certain circumstances set forth in the Merger Agreement and the Option Agreement.

   By reason of its execution of the Option Agreement, the Reporting Person may be deemed to have beneficial ownership of the Option Shares and, accordingly, may be deemed to beneficially own 25,241,518 (or approximately 16.5% of the outstanding shares of common stock of the Issuer (based upon there being 126,841,802 shares of common stock of the Issuer outstanding on June 1, 1999 as represented by the Issuer to the Reporting Person in the Merger Agreement)). The Reporting Person expressly disclaims any beneficial ownership of the Option Shares on the grounds that the Option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to above. If the Option were exercised, the Reporting Person would have the sole right to vote and to dispose of the Option Shares issued as a result of such exercise.

   Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Option Shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed. The foregoing summary of the Option Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to the Reporting Person's statement on Schedule 13D filed with respect to the Issuer on the date hereof.

ALLIEDSIGNAL INC.



By: /s/ Peter M. Kriendler                                  June 14, 1999
   -----------------------------------------            -----------------------
      Name:  Peter M. Kriendler                                  Date
      Title: Senior Vice President,
      General Counsel and Secretary


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).